[Dex One letterhead]

January 14, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Newdex, Inc.
Registration Statement on Form S-4
File No. 333-185348

This letter is submitted in connection with Newdex, Inc.’s (“Newdex,” the “Company,” “we,” “us” and “our”) Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 filed by the Company on December 7, 2012 (the “Registration Statement”) in response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 3, 2013 (the “Comment Letter”), addressed to the Company with respect to the Registration Statement.

The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to the Registration Statement. Terms used and not defined are used in the same manner they are used in the Registration Statement.

Questions and Answers, page iii

Q: What are the prepackaged plans, page iv

1.	Please revise your disclosure to address what shareholder approval is necessary to obtain acceptance of the prepackaged plans and the ramification for shareholders if you fail to obtain acceptances for the requisite number of shareholders.

Response

In response to the Staff’s comment, we have included an additional question and answer to page viii of the Amendment to clearly and concisely describe what shareholder approval is necessary to obtain acceptance of the prepackaged plans and clearly disclose the ramifications to shareholders if Dex One and SuperMedia fail to obtain acceptances from the requisite number of shareholders and elect to use the Bankruptcy Code’s “cram down” provisions.

Division of Corporation Finance

January 14, 2013

Q: What is the value of the merger consideration, page v

2.	Please quantify the value of the merger consideration. For example, we note that on page 10 you disclose an implied value of the transaction consideration proposed for each share of Dex One common stock and SuperMedia common stock.

Response

In response to the Staff’s comment, we have added disclosure similar to that currently included on page 10 to page v of the Amendment to include the implied value of the transaction consideration proposed for each share of Dex One common stock and SuperMedia common stock, which quantifies the value of the merger consideration as of a specified date.

Q: What vote is required to approve each proposal, page vii

3.	We recognize and acknowledge that the structure of your proposed transactions makes it difficult to clearly and concisely describe all of the required approvals for the merger and the prepackaged plans. However, we believe it is important for investors to understand the various approvals necessary to approve your proposed transactions. Please revise your disclosure here and throughout the prospectus to clearly disclose the approval you are seeking from shareholders and lenders for the merger and prepackaged plans for both companies.

Response

In response to the Staff’s comment, we have revised the disclosure on page viii of the Amendment to incorporate a chart that clearly and concisely describes all of the required stockholder approvals for the proposals to be voted on at the special meetings of both Dex One stockholders and SuperMedia stockholders. In addition, we have revised the disclosure on pages viii and ix of the Amendment to include separate questions and answers, which clearly and concisely describe the required stockholder and lender approvals necessary to consummate the transaction through Chapter 11 cases under the prepackaged plans.

In addition, we have revised the disclosure on pages 62 and 66 of the Amendment to include the charts related to the necessary stockholder approvals, which have been included on page viii of the Amendment.

Division of Corporation Finance

January 14, 2013

Q: What are the material U.S. federal income tax implications…, page x

4.	Please tell us why you have not sought an opinion from legal counsel or a ruling from the Internal Revenue Service regarding the potential tax consequences of the proposed transaction. In your response, please address your disclosure on page 46 that there is a risk that the transaction may not qualify as a tax-free reorganization.

Response

The question of whether the proposed merger qualifies as a tax-free reorganization involves a judgment regarding an area in which the current law is unclear. Although we believe that the better view is that the proposed merger is tax free, we note on pages 48 and 49 of the Amendment that the IRS issued proposed regulations in March 2005 that would—if ever finalized—come to a different result by denying the status of a tax-free reorganization to certain acquisitions involving insolvent corporations, depending upon whether SuperMedia or Dex One were determined to be insolvent for purposes of the regulations. Treasury has asserted that the proposed regulations would, if effective, resolve the uncertainty under current law. The fact that the proposed regulations have been neither withdrawn nor finalized for a period of nearly eight years only adds to the lack of clarity. For these reasons, counsel is not willing to opine that the SuperMedia merger will be a tax-free reorganization, although they have advised us that there is a reasonable basis to take such a position when filing tax returns.

Given this state of affairs, we do not expect that the IRS would be able to issue a ruling on this matter on a timely basis (the process of issuing rulings of this sort could take up to nine months), and thus could cause a significant delay in the implementation of the proposed merger.

In addition, the potential cost in terms of both money and time for obtaining a ruling—even if the ruling ultimately were favorable—is not justified by the potential tax benefits such a ruling would offer. The sole relevance of the treatment of the proposed merger as a tax-free reorganization is that gains realized by the shareholders of SuperMedia upon the consummation of the proposed merger would not be taxed currently. However, in light of SuperMedia’s current market capitalization and the performance of the stock over the last several years, we are of the judgment that the taxability of the merger to investors is likely to be only a secondary or tertiary concern that does not justify the cost and delay required to achieve full certainty.

Accordingly, we believe that the disclosure contained in the Registration Statement fairly summarizes the uncertainty surrounding the tax consequences of the transaction to the stockholders and that neither seeking a legal opinion, which is unlikely to be obtainable, nor seeking a ruling, which is also unlikely to be obtainable in a reasonable timeframe, if at all, is a course that the parties should take given the lack of material significance to stockholders.

Division of Corporation Finance

January 14, 2013

Summary, page 1

Interests of Certain Persons in the Transaction, page 7

5.	Please quantify the interests of Dex One’s and SuperMedia’s executive officers and directors in the proposed merger.

Response

In response to the Staff’s comment, we have included additional disclosure to pages 7 and 8 of the Amendment, which quantifies the collective interests of Dex One’s and SuperMedia’s executive officers and non-employee directors in the proposed merger. We have also included cross-references to the more complete descriptions of these interests, which begin on pages 117 and 120 of the Amendment for Dex One and SuperMedia, respectively.

Prepackaged Plans, page 16

6.	Please revise this section to more fully discuss the impact of the prepackaged plan on Dex One’s and SuperMedia’s shareholders, including the percentage of shareholders necessary to approve acceptance of the prepackaged plans. This discussion should also briefly address the effects that failure to obtain shareholder approval will have on their rights in bankruptcy.

Response

In response to the Staff’s comment, we have included additional disclosure on page 17 of the Amendment to more fully discuss the impact of the prepackaged plans on Dex One’s and SuperMedia’s shareholders, including the percentage of shareholders necessary to accept the prepackaged plans. In addition, this new disclosure also addresses the effect of failure to obtain shareholder approval on shareholders’ rights in potential Chapter 11 bankruptcy cases, including the option that Dex One and SuperMedia would have to use the Bankruptcy Code’s “cram down” provisions.

Opinion of Dex One’s Financial Advisor, page 89

7.	We note that Dex One and SuperMedia made financial projections available to Houlihan Lokey as part of its assessment of the merger consideration. Please advise whether all of these projections are disclosed on pages 106-112.

Division of Corporation Finance

January 14, 2013

Response

In response to the Staff’s comment, we respectfully note that, given the passage of nearly two years between the initial discussions regarding potential strategic opportunities between Dex One and SuperMedia in February 2011 and the execution of the amended and restated merger agreement on December 5, 2012, there were multiple sets of financial projections made available by Dex One and SuperMedia management to Houlihan Lokey, most of which are no longer valid or material. Houlihan Lokey has confirmed that all such financial projections used in the financial analyses performed by Houlihan Lokey in connection with the issuance of its opinion on December 5, 2012 have been included in the section entitled “Proposal 1: The Transaction—Financial Forecasts,” and we believe that these are the only such projections that would be material to Dex One and SuperMedia shareholders.

Opinion of SuperMedia’s Financial Advisor, page 98

8.	We note that Dex One and SuperMedia made financial projections available to Morgan Stanley as part of its assessment of the merger consideration. Please advise whether all of these projections are disclosed on pages 106-112.

Response

In response to the Staff’s comment, we respectfully note that, given the passage of nearly two years between the initial discussions regarding potential strategic opportunities between Dex One and SuperMedia in February 2011 and the execution of the amended and restated merger agreement on December 5, 2012, there were multiple sets of financial projections made available by Dex One and SuperMedia management to Morgan Stanley, most of which are no longer valid or material. Morgan Stanley has confirmed that all such financial projections used in the financial analyses performed by Morgan Stanley in connection with the issuance of its opinion on December 5, 2012 have been included in the section entitled “Proposal 1: The Transaction—Financial Forecasts,” and we believe that these are the only such projections that would be material to Dex One and SuperMedia shareholders.

Unaudited Pro Forma Condensed Combined Financial Statements, page 142

9.	Refer to your disclosure of conforming adjustments on beginning on page 144. Please expand the disclosure for each SuperMedia accounting policy to explain the basis for using the accounting policy under US GAAP and how you determined that these adjustments were not considered to be corrections of errors in the SuperMedia historical financial statements.

Division of Corporation Finance

January 14, 2013

Response

In response to the Staff’s comment, we have expanded the disclosure on pages 147 and 148 of the Amendment to clarify that the accounting policies of both Dex One and SuperMedia have followed US GAAP and the conforming adjustments represent differences in the balance sheet presentation of certain items. As a result, the conforming adjustments do not represent corrections of errors.

10.	Refer to adjustment (1) on page 144. We note that you have included a pro forma adjustment to conform SuperMedia’s accounts receivable accounting policy to Dex One. We also note on page 48 of the SuperMedia Form 10-K for the year ended December 31, 2011 that the SuperMedia accounting policy for accounts receivable includes amounts to be billed for services already provided. Please tell us the reason for the discrepancy between these accounting policy descriptions.

Response

We respectfully advise the Staff that the unbilled receivables recorded in net accounts receivable for SuperMedia, referenced on page 48 of the SuperMedia Form 10-K for the year ended December 31, 2011 represent a specific product group with a balance of approximately $6 million at December 31, 2011. This product group consists of unbilled receivables for which services have been completed and revenue has been recognized. A majority of SuperMedia’s unbilled receivables are recorded on a “net” basis. The unbilled receivables that are “netted” against unearned deferred revenue, as discussed in the section of the Registration Statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements—Conforming Adjustments,” represent amounts to be billed in future months for revenue yet to be recognized.

11.	Refer to your disclosure in Note (j) on page 147. Please expand the disclosure to explain the reasons for the differences between the Dex One and SuperMedia accounting policy for uncertain tax positions.

Response

We respectfully advise the Staff that both Dex One and SuperMedia have concluded that they are in compliance with the applicable provisions outlined in Accounting Standards Codification 740, Income Taxes, related to uncertain tax positions. Application of those provisions can produce differing results based on each entity’s assignment of probabilities for uncertain tax positions. With regard to this pro-forma adjustment, Dex One believes that certain state apportionment methodologies used by both companies are fully sustainable on their merits, while SuperMedia believes such methodologies are only partially sustainable. In order to conform to Dex One’s measurement with respect to these methodologies, SuperMedia’s liability for uncertain tax positions was reduced by $5 million.

Division of Corporation Finance

January 14, 2013

In response to the Staff’s comment, we have revised Note (j) on page 150 of the Amendment to clarify the disclosure related to this adjustment.

12.	Refer to Note (2) on page 151. In light of the Risk Factors on page 50 regarding changes to the industry in recent periods and expected declines in revenues in future periods, please tell us in detail how you determined that an estimated useful life of 10 years is reasonable for directory service agreements and client relationships for Dex Media.

Response

We respectfully wish to draw the Staff’s attention to the following disclosure, which is on pages 145 and 146 of the Amendment:

“…the detailed valuation studies necessary to arrive at the required estimates of fair value of SuperMedia’s assets to be acquired and liabilities to be assumed and the related allocations of purchase price have not been finalized, nor have we identified all adjustments necessary to conform accounting policies. A final determination of the fair value of SuperMedia’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of SuperMedia that exist as of the date of completion of the transaction and, therefore, a final determination cannot be made prior to the completion of the transaction…. Accordingly, the following pro forma purchase price adjustments and allocations are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Final pro forma purchase price adjustments and allocations may differ materially from the preliminary pro forma purchase adjustments and allocations presented here.”

We respectfully note that, although the analysis we performed associated with the determination of estimated useful lives for directory services agreements and client relationships for Dex Media was preliminary and subject to change, we did utilize certain of Dex One’s historical methodologies and assumptions in determining estimated useful lives of SuperMedia’s intangible assets, in accordance with the acquisition method of accounting. Dex One has historically estimated the useful lives of its intangible assets by focusing on the pattern of anticipated economic benefit to be derived from such assets on a reporting unit level.

Our valuation and useful lives analysis was based on a discounted cash flow methodology, whereby the anticipated net residual cash flows reasonably attributable to the directory services agreements and current clients in a steadily declining pattern are measured. Our useful life estimate was primarily based on the number of projected years required for the vast majority of undiscounted cash flows to accumulate. Our analysis incorporated financial information of SuperMedia, including revenue, profit margins and

Division of Corporation Finance

January 14, 2013

customer attrition data as well as long-term financial projections of SuperMedia, including, but not limited to, revenue trends and profit margin trends. Financial projections were prepared with full awareness of the types of risk factors faced by print yellow page publishers noted on Page 50 of our Registration Statement. SuperMedia’s historical performance has generally conformed to forecasted expectations.

The contractual term of SuperMedia’s directory services agreement, which runs through 2036, was included in our estimated useful life assessment. We believe SuperMedia’s contractual affiliations with local exchange carriers will allow Dex Media to maintain for some time, a price premium and competitive advantage relative to competing independent yellow page publishers in most of its geographic regions. Based on the analysis of the information presented above, an estimated useful life of 10 years was determined for SuperMedia’s directory services agreement, which approximates the weighted average useful lives of Dex One’s directory services agreements. Historical trends in advertiser attrition data were important input variables to the discounted cash flow model applied to SuperMedia’s client relationships. The SuperMedia client attrition data used in the client relationships analysis indicated that its retention rates were similar, if not slightly higher, than the historical Dex One client data.

Based on the analysis noted above and the identified preliminary nature of the pro forma adjustments included in the Registration Statement, we believe that an estimated useful life of 10 years is reasonable for the directory services agreements and client relationships for Dex Media at this time. As noted above, a final determination of the estimated useful lives of these intangible assets will be made based on information as of the date of completion of the transaction.

13.	Please also expand the disclosure to address the covenants to be contained in the Four Credit Facilities, including the consolidated leverage ratio covenant described on page 198, including whether you are in compliance with these provisions based on the pro forma financial information. Consider including Risk Factor disclosure of the impact of the debt compliance provisions of the Four Credit Facilities on Dex Media following the merger.

Response

In response to the Staff’s comment, we have expanded the disclosure to pages 202-205 of the Amendment to address the covenants to be contained in the Four Credit Facilities, including the consolidated leverage ratio covenant indicating that the borrowers under the Four Credit Facilities would be in compliance with these provisions following the consummation of the transaction based on the pro forma financial information. In addition, we have revised the existing risk factor disclosure and included additional risk factors on pages 50-52 of the Amendment, which relates to the impact of the debt compliance provisions of the Four Credit Facilities on Dex Media following the consummation of the transaction.

Division of Corporation Finance

January 14, 2013

*     *     *     *     *     *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided this response letter to you via facsimile, as well as through EDGAR submission, to facilitate an expeditious resolution to any remaining comments the Staff may have.

We hope that the foregoing has been helpful in guiding the Staff’s review of the Amendment. Dex One and SuperMedia would like to hold their special meetings as soon as possible and, therefore, the Company would appreciate the Staff’s expedited review of the Amendment.

Please contact me at (919) 297-1222 should you wish to discuss any of the Company’s responses. Thank you for your continuing attention to this matter.

Sincerely,

/s/ Mark W. Hianik

Mark W. Hianik

cc:

Claire DeLabar, Staff Accountant

Terry French, Accountant Branch Chief

Brandon Hill, Attorney-Advisor

Celeste M. Murphy, Legal Branch Chief